Exhibit 4.66

Sales Contract of Solar Modules

Contract No.: xsp14080

Place of Signing: Nanjing

Date of Signing: July, 2014

Buyer: China Electric Equipment Group Co., Ltd. (CEEG)

Address: No.6 Shuige Road, Jiangning Economic Development Zone, Nanjing City

Contact: Luo Tao

Tel.: 13914754878

Seller: CEEG (Nanjing) Renewable Energy Co., Ltd.

Address: No.6 Shuige Road, Jiangning Economic Development Zone, Nanjing City

Contact: Zhou Jun

Tel.: 13402176588

The Buyer and the Seller, after friendly consultation, hereby agree to be bound by and perform the terms and conditions as stated in the following Contract on matters relating to purchasing the following goods in accordance with the Contract Law of the People’s Republic of China:

1. Goods Information:

Subject Matter	Specification, Model and Parameter	Quantity (piece)	Total Power	Unit Price(RMB Yuan/watt)	Total Amount(RMB: Yuan)
Module	Multicrystalline Silicon Solar Modules 250WP CSUN250-60P Size: 1640mm*990mm*40mm	42240 pieces	10560000 watts	3.92	RMB41,395,200

Amount in words: Renminbi forty one million three hundred ninety five thousand and two hundred
Note: the price includes 17% VAT and freight. Used for CEEG's 10 MW photovoltaic power generation project in Yizheng.

2. Method and Time of Payment:

2.1 Prepayment: A prepayment of RMB20,697,600(in words Renminbi twenty million six hundred ninety seven thousand and six hundred) amount to 50% of the total contract price shall be paid within 15 working days upon the date of signing this Contract by telegraphic transfer to the bank account designated by the Seller.

2.2 Remaining Payment: The remaining payment of RMB20,697,600(in words Renminbi twenty million six hundred ninety seven thousand and six hundred) amount to 50% of the total contract price shall be paid 5 working days before the date of shipment by telegraphic transfer to the bank account designated by the Seller.

2.3 Quality Guarantee: The Seller shall provide the Buyer with a quality guarantee issued by a bank in the amount of 3% of the total contract value (RMB1,241,856, in words one million two hundred forty one thousand eight hundred and fifty six) at the time of all modules being delivered. The guarantee shall be valid for one year. (the use of the guarantee shall be as agreed in the Annex 2 Warranty Agreement)

3. Packaging Requirement: the carton packing conforming to road transportation shall be used in order to meet the requirements of long-time and long-distance transportation. The Seller shall be liable for all risks and responsibilities of damages and losses of goods caused by poor packing or other related reasons.

4. Place and Date of Delivery:

4.1 Place of Delivery: construction site of CEEG's 10 MW photovoltaic power generation project in Yizheng

4.2 The Seller shall issue a special VAT invoice with an amount equal to the contract value to the Buyer within 10 days upon delivery.

4.3 The Seller shall deliver all goods before September 10, 2014. The specific date of delivery and the quantity to be delivered shall be as notice in writing.

4.4 The risk of loss of or damage to the goods will be transferred to the Buyer after it receiving and confirming the quantity and the specification of the goods and signing the delivery receipt. The Buyer shall be responsible for unloading the goods upon it arriving at the destination.

5. Quantity, Quality Standards and Inspection: the Buyer or the Seller shall raise a written objection to the other party in case there is any disagreement in terms of quantity or quality within 7 days upon acceptance of the goods, the Seller shall adjust the goods whose quantity or quality is inconsistent with the Contract as requested by the Buyer. If the Seller fails to adjust the goods or the adjusted goods is still inconsistent with the Contract ,the Seller shall pay10% of the total contract value as liquidated damages and be liable for compensating the loss of the Buyer. The Buyer has the right to unilaterally terminate this Contract and requires the Seller to bear corresponding liabilities (including but not limited to the actual and expected loss, legal fees and attorney's fees incurred by the Buyer) and requests the Seller to pay 10% of the total contract value as liquidated damages.

6. Assignment of Contract:

Neither party may assign any and all of its rights or obligations hereunder to any third party without the prior written consent of the other party.

7. Confidentiality:

All the terms and conditions of this Contract and any supplementary agreement shall be treated as trade secrets by the Buyer and the Seller and their employees, agents, representatives or consultants and shall not be disclosed to any third party without the written consent of the other party. Otherwise, the defaulting party shall be liable for double compensation for direct or indirect losses caused to the other party ..

8. Force Majeure:

If any event of force majeure occurs which prevents either party from fulfilling the Contract, the party affected by the force majeure event shall send a written notice within 7 days upon the occurrence of the event of force majeure to the other party and provide the written certificate issued by the local authority within 15 days upon the end of the force majeure event. The affected party may be exempted from all or part of liability for failing to perform the Contract due to the force majeure event. In the case that any event of force majeure occurs during the period that any party is delayed in performing its obligations hereunder, the affected party may not be exempted from the liability for delay in performing obligations hereunder.

9. Settlement of Dispute:

All disputes arising out of the validity, execution and interpretation of the Contract shall be settled amicably through friendly negotiation, otherwise such dispute shall be submitted by either party to court for legal actions. The parties agree that the dispute shall accept the jurisdiction of people's courts where the plaintiff is located. All costs and expenses in connection to such proceedings(including attorney fees, travel expenses, costs for evidence collection, notary fees, legal fees) shall be born by the losing party.

10. Annexes and Other Requirements

All annexes under this Contact are integral parts of the Contract and have the same legal effect as this Contract. If there is a conflict between any term and condition in such annexes and that in this Contract, the term and condition in this Contract shall prevail. Annexes:

Annex 1 Technical Agreement

Annex 2 Limited Warranty Booklet for Solar Photovoltaic Modules V5.0

If there is a conflict between any term and condition in Annex 1 and Annex 2, the terms and conditions in Annex 1 shall prevail.

11. Effectiveness and Miscellaneous

11.1 The Buyer shall compensate for the loss of the Seller if the Buyer terminates this Contract without legal reason.

11.2 The contract will take effect upon being sealed or signed by special authorized representatives of both parties. The Contract more than one page must be stamped with indenting stamp.

This Contract is signed in four copies, each party holds two copies. All copies have the same legal effect. The Buyer and the Seller should send the original copy of the signed contract to each other within three working days after signing.

11.4 If there is any other matter not covered in this Contract, a supplement agreement may be signed as agreed after negotiation. The supplement agreement has the same legal effect with this Contract.

Buyer: China Electric Equipment Group Co., Ltd. Seller: CEEG (Nanjing) Renewable Energy Co., Ltd.

/s/ China Electric Equipment Group Co., Ltd.	/s/ CEEG (Nanjing) Renewable Energy Co., Ltd.
Legal representative: Lu Tingxiu	Legal representative:
Authorized representative:	Authorized representative:
Bank: Branch of Jiangning Economic Development Zone,	Bank:
the Industrial & Commercial Bank of China

Bank Account No.: 4301 0211 1910 0105 444	Bank Account No.:
Tax No.:	Tax No.: